Exhibit 4.3


Section 5.1 of Article V and Section 7.3 of Article VII of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees were amended as follows, effective September 1, 2004:


                                    ARTICLE V
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 Vesting and Forfeiture of Assets Attributable to Company Matching Contributions
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     5.1     Vesting.
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     (a) Pre-Tax  Contributions  and After-Tax  Contributions.  A  Participant's
right to the assets attributable to After-Tax Contributions and Pre-Tax Contributions is immediately nonforfeitable regardless of the Participant's age and service. Assets attributable to Company Matching Contributions shall vest in accordance with the following provisions of this paragraph for employees on the active employment roll on or after December 31, 2002.

     (b) Company Matching Contributions. Assets attributable to Company Matching Contributions shall become nonforfeitable upon the occurrence of the earliest of the following:

     (i) attainment by a Participant who is an Employee of the normal retirement age of 65 as an active Employee or, if earlier, three years after the Participant's original date of hire;

     (ii) retirement of a Participant who is an Employee pursuant to the provisions of any retirement plan maintained by the Company or a Subsidiary;

     (iii)death of a Participant who is an Employee prior to termination of employment;

     (iv) death or disability of a Participant who terminates employment with the Company or a Participating Employer to enter military service and is therefore unable to return to work with the Company or a Participating Employer within the applicable reinstatement period; or

     (c) Dividends on Ford common stock in the Ford Stock Fund. Dividends paid beginning September 1, 2004 attributable to Company Matching Contributions that are reinvested by the Participant in the Plan shall be immediately vested as of the date such dividends are reinvested regardless of the Participant's vesting status on such date.

Notwithstanding the foregoing provisions of this Section 5.1: (1) a Participant who has attained at least three (3) Vesting Years of Service under the PRIMUS Automotive Financial Services, Inc. Prime Account as of the time such Participant becomes a Participant shall at all times be fully vested in Company Matching Contributions; (2) each Participant who, under the terms of

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the Plan in effect on September 30, 1995, would at any time thereafter and prior to termination of employment have become fully vested in Company Matching Contributions pursuant to those terms shall be deemed fully vested on the earlier to occur of the satisfaction of the vesting conditions in effect on September 30, 1995, or the satisfaction of the vesting conditions that became effective October 1, 1995; (3) each Participant who is an Employee as of December 31, 1997, and who is released to Marriott or AVI as a result of the sale of cafeteria service business to those entities shall be fully vested in his or her Company Matching Contributions Account on the day immediately preceding the date the individual becomes employed by Marriott or AVI; (4) each Participant who is employed by Visteon Corporation at the time it ceases to be a member of the group of businesses under common control (within the meaning of Sections 414(b) and (c) of the Code) that includes the Company shall be fully vested in his or her Company Matching Contributions without regard to the preceding provisions of this section, (5) each Participant who was an Employee of the Company and who transferred to Vastera Solutions Services Corporation on September 1, 2000 shall be fully vested in Company




                                  ARTICLE VII
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                    Withdrawals, Distributions and Transfers
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     7.3    Mandatory Distributions


     (d) Dividends on Stock in the Ford Stock Fund. With respect to the Ford Stock Fund, commencing with the dividend payable for the third quarter of 1996, all or a portion of cash dividends paid on shares of Company Stock in the Ford Stock Fund that have not been in the Plan continuously since January 1, 1989 shall be distributed proportionately to Participants who have assets in the Ford Stock Fund on the dividend record date and do not reject such distribution. The amount of such dividends that shall be distributed to Participants who do not reject distribution shall equal the lesser of (i) the total of such cash dividends, or (ii) the total amount of cash dividends paid on all shares held in the Ford Stock Fund multiplied by the ratio of the number of Ford Stock Fund Units in the Accounts of Participants who do not reject such distribution to the number of Ford Stock Fund Units in the Accounts of all Participants, such determination to be made as of the dividend record date. The amount of such cash dividends that shall be distributed to each Participant who has not rejected such distribution shall be equal to the total amount of cash dividends to be distributed multiplied by the ratio of the number of Ford Stock Fund Units in the Account of such Participant to the total number of Ford Stock Fund Units in the Accounts of all Participants who have not rejected such distribution, all determined as of the close of the New York Stock Exchange on the record date for the dividend.

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     For dividends paid after January 1, 2002, participants shall have the right to receive such dividends from the Plan or have them reinvested in the Plan. It shall be presumed that such dividends will be reinvested in the Plan unless the Participant elects otherwise.


     Dividends paid beginning September 1, 2004 attributable to Company Matching Contributions that are reinvested by the Participant in the Plan shall be immediately vested as of the date such dividends are reinvested regardless of the Participant's vesting status on such date.

     The Administration Committee shall from time to time determine the manner in which Participants shall be provided an opportunity to reject distribution of Company Stock dividends or to change a prior election with respect to distribution.

     Distribution of such dividends shall be made as soon as practicable after receipt of such dividends by the Trustee.